

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 3, 2017

Vin Thomas
Chief Legal Officer
CURO Group Holdings Corp.
3527 North Ridge Road
Wichita, KS 67205

>   **Re:** **CURO Group Holdings Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 1, 2017**
>   **File No. 333-221081**

Dear Mr. Thomas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

CSO Programs, page 5

1. You state that CSO fees are calculated based on the amount of the customer's loan. In order to enhance an investors understanding of how fees are earned in your CSO program, please revise to clarify that CSO fees are calculated based on the amount of the outstanding customer's loan.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Unsecured Installment Loans, page 62

2. You disclose that provision expense for the period ending September 30, 2017 was higher due to seasonality and that the overall provision expense as a percentage of originations is comparable to the same period in the prior year. Please address the following:

- Disclose the nature of the seasonal factors that drove the increase in the provision for the period ending September 30, 2017;

- The Unsecured Installment CSO guarantee liability as a percentage of Unsecured Installment gross loans guaranteed by the Company declined from 27.7% at September 30, 2016 to 23.8% at September 30, 2017. Please discuss and analyze the reasons for the decrease in this percentage; and

- Disclose why despite the decrease in first-pay-defaults (FPD) for the nine months ended September 30, 2017, the provision as a percentage of loan originations for both Company owned and Guaranteed by the Company increased.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michelle Miller, Staff Accountant, at 202-551-3368 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Cristopher Greer, Esq.